EXHIBIT 99.2

                         FORM 3 - MR. JAMES B. WENSVEEN

1,500,000 shares of Common Stock are owned by New Jersey Investments Ltd., a Barbados company that is owned fifty percent (50%) by Asia Investment Ltd. (which is wholly owned by Mr. Wensveen). Mr. Wensveen exercises shared voting and dispositive power over the shares. Mr. Wensveen disclaims beneficial ownership of the shares owned by New Jersey Investments Ltd.